Exhibit 99.1

Itaú Corpbanca and subsidiaries
As of and for the ten-month periods ended October 31, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the ten-month periods ended October 31, 2019 and 2018 has been published on our website in accordance with Circular N°18 of the Chilean Financial Market Commission (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Oct'19	Oct'18
Total loans	22,764,732	21,246,244
Total assets	**32,935,856**	**29,972,609**
Deposits and other demand liabilities	4,582,363	4,088,123
Time deposits and other time liabilities	11,262,758	10,315,778
Interbank borrowings	2,568,933	2,403,678
Debt instruments issued	6,364,679	5,941,935
Equity	**3,652,371**	**3,529,238**
Total equity attributable to equity holders of the bank	3,415,869	3,306,225
Non-controlling interest	236,502	223,013

YTD CONSOLIDATED INCOME STATEMENT

			With reclasification of Financial Hedges[1]	
In Ch$ million	10M'19	10M'18	10M'19	10M'18
Net operating profit before provision for loan losses	1,012,114	1,050,296	978,324	987,493
Provisions for loan losses	(249,065)	(213,692)	(238,369)	(200,590)
Total operating expenses	(608,163)	(617,568)	(608,163)	(617,568)
Operating income (loss)	**154,886**	**219,036**	**131,792**	**169,335**
Income from investments in companies	2,170	1,538	2,170	1,538
Operating income before income taxes	**157,056**	**220,574**	**133,962**	**170,873**
Income taxes	(49,372)	(61,969)	(26,278)	(12,268)
Consolidated income for the period	**107,684**	**158,605**	**107,684**	**158,605**
Net income attributable to holders of the Bank	**100,344**	**155,916**	**100,344**	**155,916**
Non-controlling interest	7,340	2,689	7,340	2,689

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano Pozo
Chief Accounting Officer

Manuel Olivares Rossetti
Chief Executive Officer